Exhibit 99.1

Notes to Footnote 1:

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Form 4 is being filed by Credit Suisse (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the "CSFB business unit") excluding Asset Management (as defined below) (the "Reporting Person"). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The address of CSFBI's principal business and office is Eleven Madison Avenue, New York, New York 10010. The Bank's voting stock is entirely owned by Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. CSG also owns the remainder of the voting stock of CSFBI.

CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), a Delaware corporation and holding company. CSFB-USA is the sole member of Credit Suisse First Boston LLC ("CSFB LLC"), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies, including the Company. The address of the principal business and office of each of CSFB-USA and CSFB LLC is Eleven Madison Avenue, New York, New York 10010.

Sprout Capital IX, L.P. (“Sprout IX”), and Sprout Entrepreneurs Fund, L.P. (“SEF”) are Delaware limited partnerships which make investments for long-term appreciation. DLJ Capital Corporation (“DLJCC”), a Delaware corporation and a wholly-owned subsidiary of CSFB-USA, acts as a venture capital partnership management company. DLJCC is also the general partner of SEF and the managing general partner of Sprout IX and, as such, is responsible for their day-to-day management. DLJCC makes all of the investment decisions on behalf of SEF and Sprout IX. DLJ Associates IX, L.P. (“Associates IX”), a Delaware limited partnership, is a general partner of Sprout IX and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout IX. DLJ Capital Associates IX, Inc. (“DLJCA IX”), a Delaware corporation and wholly-owned subsidiary of DLJCC, is the managing general partner of Associates IX. The address of the principal business and office of each of DLJCC, DLJCA IX, Associates IX, Sprout IX and SEF is Eleven Madison Avenue, New York, New York 10010. Dr. James Niedel is a consultant to the Sprout Group division of Credit Suisse First Boston Private Equity, Inc., a subsidiary of CSFB-USA and also purchased 18,363 shares of Common Stock and 4,590 warrants on June 30, 2005. However, the Reporting Person disclaims beneficial ownership of securities owned by Dr. Niedel.

CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking and insurance products. CSG has three distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse business unit (the "Credit Suisse business unit") and the Winterthur business unit (the "Winterthur business unit"). The Credit Suisse business unit offers global private banking and corporate and retail banking services in Switzerland. The Winterthur business unit provides life and non-life insurance and pension products to private and corporate clients worldwide. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

The Bank is comprised of what were formerly known as Credit Suisse First Boston and Credit Suisse, each a Swiss bank, which were merged on May 13, 2005. The operations of the Bank consist principally of the Credit Suisse and CSFB business units.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management, the Credit Suisse business unit and the Winterthur business unit) may beneficially own Shares of the securities of the issuer to which this Form 4 relates and such Shares are not reported in this Form 4. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of Asset Management, the Credit Suisse business unit and the Winterthur business unit disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management, the Credit Suisse business unit and the Winterthur business unit.

The Reporting Person, CSFBI, CSFB-USA and CSFB LLC may be deemed for purposes of this Statement to beneficially own shares of Common Stock held in client accounts with respect to which CSFB LLC or its employees have voting or investment discretion, or both (“Managed Accounts”). The Reporting Person, CSFBI, CSFB-USA and CSFB LLC disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.

Notes to Footnote 2:

These shares are held of record by the following persons. The Reporting Person disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein. The Reporting Person disclaims beneficial ownership of 50,363 shares of Common Stock, including 18,363 shares of Common Stock purchased on June 30, 2005, owned by Dr. James Niedel.

Holder	Common Stock Purchased by the Holder	Amount of Common Stock Beneficially Owned Following Reported Transaction
DLJ Capital Corporation	2,512	7,305
Sprout Capital IX, L.P.	1,198,579	3,486,104
Sprout Entrepreneurs Fund, L.P.	4,724	13,738
Credit Suisse First Boston LLC	0	900

Notes to Footnote 3:

These warrants are held of record by the following persons. The table sets forth the number of shares of Common Stock issuable upon exercise of such warrants. Each warrant is exercisable into one share of Common Stock having an exercise price of $5.84 per share. The Reporting Person disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein. The Reporting Person disclaims beneficial ownership of 14,199 warrants, including 4,590 warrants purchased on June 30, 2005, owned by Dr. James Niedel.

Holder	Warrants Purchased by the Holder	Shares of Common Stock Issuable Upon Exercise of Warrants	Amount of Securities Beneficially Owned Following Reported Transaction
DLJ Capital Corporation	628	628	1,942
Sprout Capital IX, L.P.	299,644	299,644	926,888
Sprout Entrepreneurs Fund, L.P.	1,181	1,181	3,653